December 5, 2019

Zheng Huang
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

       Re: Pinduoduo Inc.
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 24, 2019
           File No. 001-38591

Dear Mr. Huang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services